UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

Attached hereto as Exhibit 99.1 is an information statement of Asia Entertainment & Resources Ltd. (the “Company”) relating to the action of certain of the Company’s shareholders to approve the acquisition of 100% of the profit interest (the “Acquisition”) of King’s Gaming Promotion Limited, a corporation organized under the laws of Macau, pursuant to a Profit Interest Purchase Agreement dated as of November 10, 2010.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the information statement is not subject to pre-mailing review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the information statement because it contains important information about the Company and the Acquisition. Copies of the information statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Asia Entertainment & Resources Ltd., Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong; Attention: Chief Financial Officer.

Exhibits

Exhibit No.	Description

99.1	Definitive Information Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 10, 2010

ASIA ENTERTAINMENT & RESOURCES LTD.

By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Definitive Information Statement